MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE

35TH FLOOR

LOS ANGELES, CALIFORNIA 90071

TELEPHONE (213) 683-9100

FACSIMILE (213) 687-3702

March 17, 2015

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wynn Resorts, Limited

PREC14A filed March 5, 2015

Filed by Elaine P. Wynn

File No. 0-50028

Dear Ms. Chalk:

We are in receipt of your letter dated March 16, 2015 with respect to the above-referenced preliminary proxy statement (the “Preliminary Proxy Statement”).  For ease of reference, we have set forth your comments and the Company’s responses to those comments below.

Preliminary Proxy Statement – General

1.              If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

Elaine P. Wynn does not intend to solicit proxies via Internet chat rooms.

2.              Throughout the proxy statement, please revise to avoid presenting opinions or beliefs as facts. As an example only, refer to the following statements which should be revised:

•         ”… I’ve been an integral part of helping the Company grow into the successful global enterprise it is today;”

•        ”No one else at the Company, other than the Chairman and CEO, is more knowledgeable about its history, its operations, its customers, or its award- winning staff;”

•        ”The reason the Company’s Proxy Statement does not identify any specific reasons is because there are none.”

•        The characterization of Mr. Stephen Wynn’s obligations under the Amended and Restated Stockholders Agreement dated January 6, 2010, with respect to Mr. Wynn’s obligation to support your reelection to the Board (see page 5 of the proxy statement).

The amended Preliminary Proxy Statement that we are filing concurrently with the delivery of this letter reflects your comment.

3.              Please provide support for the factual assertions you make throughout the proxy statement. As an example only, we refer to the statements about your accomplishments at the bottom of page 4 carrying over onto page 5 of the proxy statement. Support may be provided supplementally through cites to periodic reports or other materials supporting your assertions or through references in the revised proxy statement.

Please refer to page 4 of the proxy statement filed with the Commission by Wynn Resorts, Limited on March 31, 2014 in connection with the 2014 annual meeting of the Company’s stockholders.

4.              Revise the proxy statement and form of proxy to mark both as “preliminary.” See Rule 14a-6(e)(1).

The amended Preliminary Proxy Statement and form of proxy have been marked as “preliminary.”

5.              Provide a background or other section describing in detail Ms. Wynn’s contacts with the Company leading up to the present solicitation in opposition.

The amended Preliminary Proxy Statement now contains a background section describing Ms. Wynn’s contacts with the Company with respect to whether she would be re-nominated to the Board.

Reasons for the Solicitation and Information about Elaine P. Wynn, Page 1

6.              We note the following statement on page 1 of the proxy statement and elsewhere: “It is clear that [as a 9.4% stockholder in the Company], my interests are very much aligned with the interests of my fellow stockholders.” However, it appears that several of Ms. Wynn’s claims in her litigation are to permit her to sell her shares in the Company without restriction. Please revise to address.

The amended Preliminary Proxy Statement addresses your comment.  Additional disclosure is contained in both the “Reasons for the Solicitation and Information about Elaine P. Wynn” section and in the “Legal Proceedings” section of Annex A.

7.              Refer to your assertion on page 2 of the proxy statement that your dispute with Mr. Wynn is “one between two stockholders” and is “not a Board issue.” Revise to address any potential conflicts of interests presented by Ms. Wynn’s position as a party to the stockholders agreement and her fiduciary duties as a director of the Company if she is reelected.

The amended Preliminary Proxy Statement addresses your comment.  Additional disclosure is contained in both the “Reasons for the Solicitation and Information about Elaine P. Wynn” section and in the “Legal Proceedings” section of Annex A.

8.              Please explain this statement on page 2 of your proxy statement” “Moreover, even if I win my cross claim against Mr. Wynn, I could still choose to use my shares to remedy a technical violation of the indenture covenants.” How would you effectuate this? Are there uncertainties associated with your ability to do so?

The amended Preliminary Proxy Statement addresses your comment.  Additional disclosure is contained in both the “Reasons for the Solicitation and Information about Elaine P. Wynn” section and in the “Legal Proceedings” section of Annex A.

Solicitation of Proxies, page 14

9.              Provide the disclosure required by Item 4(b)(3) and (4) of Schedule 14A with respect to your arrangements with Okapi Partners.

The additional disclosure referenced in your comment is included in the “Solicitation of Proxies” section of the amended Preliminary Proxy Statement.

Annex A –  Legal Proceedings, page A-2

10. Expand the discussion of the legal proceedings between Ms. Wynn and the Company to describe the bases for the legal arguments advanced by Ms. Wynn and the facts supporting those positions. In addition, describe the potential outcome for Ms. Wynn and the Company, assuming she is successful in her claims. See Item 5 of Schedule 14A.

Annex A of the amended Preliminary Proxy Statement contains an expanded discussion of the lawsuit between Ms. Wynn and Mr. Wynn, the Company’s Chairman and CEO.  There are no legal proceedings between Ms. Wynn and the Company.

* * *

This will confirm that Elaine P. Wynn acknowledges that she is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Ms. Wynn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 683-9161 or to Sarah Graham at (213) 683-9248.

Sincerely,

/s/ Brett J. Rodda
Brett J. Rodda